

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

September 10, 2009

Teresa M. Ciambotti
Principal Financial Officer
First Commonwealth Corporation
22 North Sixth Street
Indiana, Pennsylvania 15701

>   **RE: First Commonwealth Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 26, 2009**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2009**
>   **Filed May 7, 2009**
>   **File No. 1-11138**

Dear Ms. Ciambotti,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Kevin W. Vaughn
      Accounting Branch Chief